UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-50103

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	July 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

International Gold Resources, Inc.
Full Name of Registrant

Former Name if Applicable

7200 S. Alton Way, Suite A-250
Address of Principal Executive Office (Street and Number)

Centennial, Colorado 80112
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

International Gold Resources, Inc. (the “Company”), under the direction of its President and Chief Executive Officer, Robert L. Dumont, is reconciling the results of its completed forensic audit with the historical financials of its North American operations. As previously reported, the forensic audit of the Company’s Brazilian operations commenced after management, in October 2007, uncovered potential fraudulent acts and misdeeds against the Company dating back to the filing of Form 10-KSB for the period ending October 30, 2005. Upon completion of the reconciliation process, the Company will be restating all of its financial statements filed since the Company’s reverse merger into Montpellier Group, Inc. on August 19, 2005.

Because the Company’s financial statements will need to be restated for fiscal years 2005, 2006, and 2007, the compilation, dissemination, and review of the information required to complete Form l0-Q for the quarter ended July 31, 2008 has imposed time constraints that have rendered timely filing of Form 10-Q impracticable without undue hardship and expense to the Company. The Company undertakes the responsibility to file the third quarterly report for 2008 when the aforementioned restatements have been completed, but cannot state with certainty a date of resolution.

The Company is working as quickly as possible to return to current filing status and will notify the SEC and investors as soon as the financial statements have been compiled and restated.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert L. Dumont	(720)	529-4855
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company failed to file its required Form 10-Q for the three months ended January 31, 2007 after discovering that it was no longer a “small business issuer” as of November 1, 2006, which occurred after the filing of its Form 10-QSB for the three months ended January 31, 2007 on March 19, 2007, as amended on March 20, 2007. The Company also failed to file its required Forms 10-Q for the three months ended April 30, 2007 and July 31, 2007, respectively, its required Form 10-K for the year ended October 31, 2007, and its required Form 10-Q for the three months ended January 31, 2008 and April 30, 2008.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Refer to Part III Narrative.

International Gold Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2008	By	/s/ Nathan M. Longenecker
Nathan M. Longenecker
Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).